SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

December 19, 2012

Re:	Pinnacle Foods Inc.
Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Pinnacle Foods Inc., a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 relating to Pinnacle Foods Inc.’s proposed offering of its common stock.

The filing fee in the amount of $13,640.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on December 18, 2012, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes